

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Sheng-Yih Chang
Chief Financial Officer
Hartford Great Health Corp.
8832 Glendon Way
Rosemead, California 91770

> **Re: Hartford Great Health Corp.**
> **Form 10-K for the Year Ended July 31, 2020**
> **Filed: November 10, 2020**
> **File Number: 000-54439**
> **Form 10-Q for the Quarter Ended October 31, 2020**
> **Filed: December 15, 2020**

Dear Mr. Chang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology